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                               October 3, 2022

       King Yip Cheng
       Chairman, Executive Director and Chief Executive Officer
       Roma Green Finance Limited
       Flat 605, 6/F., Tai Tung Building
       8 Fleming Road
       Wanchai, Hong Kong

                                                        Re: Roma Green Finance
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
6, 2022
                                                            CIK No. 0001945240

       Dear King Yip Cheng:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted September 6, 2022

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
that this structure involves unique risks to investors. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow this structure, which would likely
result in a material change in your operations and/or a material change in the value of the
securities you are registering for sale, including that it could cause the value of such
securities to significantly decline or become worthless. Provide a cross-
                                                        reference to your
detailed discussion of risks facing the company and offering as a result.
 King Yip Cheng
FirstName  LastNameKing  Yip Cheng
Roma Green   Finance Limited
Comapany
October    NameRoma Green Finance Limited
        3, 2022
October
Page 2 3, 2022 Page 2
FirstName LastName
2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of your operations in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16,
         2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company and provide a cross-reference to your risk factor discussing the HFCAA. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-references to the consolidated financial statements.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or other assets in your business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On your cover page, provide a cross-reference to these other discussions.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
7.       We note that you state here that "[w]e are an "Emerging Growth
Company"...under
         applicable U.S. federal securities laws..." Please check the box on the Form F-1 cover
 King Yip Cheng
Roma Green Finance Limited
October 3, 2022
Page 3
         page after the statement "Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933" or revise your disclosure accordingly.
Definitions, page 7

8. We note that you carve out Hong Kong from the definition of "PRC." Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.
Prospectus Summary, page 8

9. Please revise your disclosure to clarify that the section titled "Risks and Challenges" on page 10 is your summary of risk factors, to the extent accurate. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the
         majority of the company   s operations in Hong Kong poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Additionally, for each individual risk please include cross-references to the more detailed discussion provided by the relevant risk factor.
Business of our Operating Subsidiary, page 9

10. We note your disclosure here of the business activities and offerings related to your advisory services. However, throughout your disclosure, including in the Use of Proceeds section you reference "green finance" as part of your sustainability and climate risk advisory business. Elsewhere you reference "sustainable finance." Please revise your disclosure here and throughout the prospectus to consistently reference green finance and/or sustainable finance as part of the advisory service offerings of your operating
FirstName LastNameKing Yip Cheng
       subsidiaries, as applicable. Additionally, please clarify the meaning of these terms, where
Comapany    NameRoma
       appropriate       Green Finance
                    and expand           Limited
                                your business  section to include discussion of
the business
       activities associated
October 3, 2022 Page 3       with these service offerings.
FirstName LastName
 King Yip Cheng
FirstName  LastNameKing  Yip Cheng
Roma Green   Finance Limited
Comapany
October    NameRoma Green Finance Limited
        3, 2022
October
Page 4 3, 2022 Page 4
FirstName LastName
Holding Foreign Companies Accountable Act (the "HFCA Act"), page 11

11. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. We note that you include a cross reference to a risk factor heading that includes this information, but this heading does not appear in your Risk Factors section. Please also correct the cross-references.
Implications of Being a Holding Company, page 12

12. Please revise this cross-reference to the Risk Factors section, and any cross-references to subsections or titles of your individual risk factors, to reference an accurate subsection and specific risk factor contained in your registration statement. Currently, there is not a section of the risk factors titled "Risk Related to Doing Business in the People's Republic
         of China" on page 23 or elsewhere in the Risk Factors section. We note similar references on pages 14 and 15 to risk factors which are not contained in the prospectus. Please revise your cross-references throughout the prospectus to ensure their accuracy.
13. In your discussion of the structure of your cash flows, disclose your intentions to distribute earnings. Quantify any cash flows, dividends or transfer of other assets that a subsidiary has made, and their tax consequences. If there have been no transfers, dividends or distributions to date from the subsidiaries to the holding company, please affirmatively state this. Please also explain the management fees paid by the company to the "former fellow subsidiaries" referenced on page 48. To the extent that these represent cash flows, dividends or transfers between the holding company and the subsidiaries, please disclose such transactions.
Regulatory Oversight in China, page 13

14. We note your disclosure that as of the date of this prospectus you are not required to obtain permissions from any PRC authorities to operate or issue your ordinary shares to foreign investors. Please expand your disclosure to disclose whether you have received all requisite permissions and approvals from Hong Kong authorities.
15. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. We note your reference to Robertsons as your counsel to Hong
         Kong law on page 39. If you relied on an opinion of counsel, name counsel in this section.
16. Please revise your disclosure here to also describe the consequences to you and your investors if you or your subsidiaries inadvertently conclude that such permissions or approvals are not required.
 King Yip Cheng
FirstName  LastNameKing  Yip Cheng
Roma Green   Finance Limited
Comapany
October    NameRoma Green Finance Limited
        3, 2022
October
Page 5 3, 2022 Page 5
FirstName LastName
17. We note your disclosure discussing the consequences if "RRA fails to receive or maintain such permissions or if the required approvals are denied. . . " Please expand your discussion to discuss the possible ramifications if you do become subject to PRC laws/authorities, including that you could incur material costs to ensure compliance and no longer be permitted to continue your current business operations. Risk Factors, page 17

18.      We note your use of the defined terms "Operating Subsidiary" and
"Operating
         Subsidiary's" throughout your disclosure, including the Risk Factors section. As this defined term refers to both of your operating subsidiaries, RRA and Roma (S), please revise your disclosure to make clear, as appropriate, to which entity you are referring.
         Specifically, please revise your risk factors with attention to identifying which of your operating subsidiaries is associated with your discussion of specific risks related to your business and financial condition in light of your organizational structure and RRA's incorporation in Hong Kong.
Risks Related to Our Business and Industry
We have a limited operating history and its future revenue and profits..., page
18

19. Please update you risk factor to reflect your disclosure on page 59 that states that "[a]s of the date of this prospectus, Roma (S) has not yet commenced any material business operations."
We may be inadequately insured against losses and liabilities..., page 20

20. We note your parenthetical referring to "our s insurance." Please revise to clarify the reference to "s insurance," for example, to state the type of insurance you hold that is applicable.
The recent joint statement by the SEC..., page 36

21. Where you discuss the Holding Foreign Companies Accountable Act, please also discuss that the United States Senate has passed the Accelerating Holding Foreign Companies
         Accountable Act, which, if enacted, would decrease the number of "non-inspection years"
         from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted.
 King Yip Cheng
FirstName  LastNameKing  Yip Cheng
Roma Green   Finance Limited
Comapany
October    NameRoma Green Finance Limited
        3, 2022
October
Page 6 3, 2022 Page 6
FirstName LastName
Enforceability of Civil Liabilities, page 38

22. To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please: (i) state that this is the case and identify the relevant individuals (ii) revise to state that such individuals are located in the
         PRC/Hong Kong, and (iii) expand your relevant risk factor discussion on page 34 regarding enforceability of judgements and liabilities against such individuals and revise the cross-reference to accurately reflect the title of your section on "Enforceability of Civil
         Liabilities."
Use of Proceeds, page 40

23. You state under section (i) that you currently intend to use a portion of your use of proceeds to "develop a formal ESG academy to provide training, workshop and gaming services to enhance ESG awareness of professionals and [the] general public including students." Please revise your disclosure here and throughout your prospectus, for example,
         in your Prospectus Summary   The Offering on page 16 and Business
Overview on page
         65, to consistently reflect the range of planned activities and use of proceeds under your education and training as well as other service offerings.
Key Factors Affecting the Results of Our Group's Operations, page 46

24. Please revise your disclosure to discuss in greater detail what services or other activities were provided as "consulting costs" as a main component contributing to your cost of revenue. We note your disclosure on page 78 regarding support provided by Ranger
         Advisory Co. Limited, a company wholly-owned by Mr. Cheng, and the footnote to the
         Summary Compensation Table on page 83 regarding compensation paid to Ranger
         Advisory for consulting and professional fees. Additionally, please revise your disclosure, as necessary, regarding Ranger Advisory Co. Limited in relation to your section on
         Related Party Transactions. Refer to Item 7.B. of Form 20-F. Management's Discussion and Analysis of Financial Condition and Results of Operations
Accounts receivable, net, page 50

25. We note that you attribute a new increase in accounts receivable primarily to an overall increase in sales during the year ended March 31, 2022. However, we note you have also experienced a change in the distribution of accounts receivable across ageing periods based on invoice date to reflect an increase in a greater number of accounts receivable ageing beyond 90 days, and that you wrote off a substantial amount in the year ended
         March 31, 2022. Please revise your disclosure here and in your risk factor on pages 17 and
         20 to discuss the underlying drivers of this increase, the increase in write-offs, and related risks.
 King Yip Cheng
FirstName  LastNameKing  Yip Cheng
Roma Green   Finance Limited
Comapany
October    NameRoma Green Finance Limited
        3, 2022
October
Page 7 3, 2022 Page 7
FirstName LastName
Impact of Inflation , page 58

26. We note your disclosure regarding the impact of inflation, including changes in the consumer price index for 2021 and 2020. However, your discussion in this section appears to be limited to the affects of inflation in Singapore. Please revise your disclosure to discuss inflation as it relates to China and Hong Kong as the majority of your operations and revenue to date have been in Hong Kong. Additionally, please revise your risk factors, if applicable, to reflect any impact that inflation has had or may have on your business.
History and Corporate Structure, page 59

27. Please explain what it means that Lucky Time is an "investment holding company."
Industry Overview, page 60

28. We note your reference to the report of Frost & Sullivan commissioned by you in April
         2022. Please file a consent as an exhibit to this registration statement in connection with the use of Frost & Sullivan's expert report. See Rule 436 of the Securities Act of 1933.
Business
Competitive Strengths, page 70

29. We note your statement here and throughout your prospectus to your "proven track record" in relation to your ability to retain and attract clients and as a general competitive advantage. Please revise your disclosure here and throughout your prospectus to revise or provide context for this statement given your limited operating history.
Insurance, page 73

30. Please revise your disclosure to briefly describe the meaning of "money loss" and whether you are referencing a cyber or other form of "malicious attack" with regards to your business insurance coverage.
Regulatory Environment, page 74

31. Please revise to include a discussion of relevant PRC regulations, or tell us why you believe such a discussion is unnecessary.
Material Tax Considerations, page 99

32. Please revise to include a discussion of relevant PRC tax regulations and arrangements, such as the Enterprise Income Tax Law and the Agreement between Mainland China and
         Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal
         Evasion. In the alternative, please tell us why you believe such regulations do not apply to you.
 King Yip Cheng
FirstName  LastNameKing  Yip Cheng
Roma Green   Finance Limited
Comapany
October    NameRoma Green Finance Limited
        3, 2022
October
Page 8 3, 2022 Page 8
FirstName LastName
General

33. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact
Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Celia Velletri